SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces 4Q08 Operating Income of R$54mm
Net Pessenger Revenue grows 6.1% during the quarter

São Paulo, March 20, 2009 - GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), Brazil's low-cost airline, announces today its preliminary, unaudited results for the fourth quarter of 2008 (4Q08). The following financial and operating information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), and all comparisons are with the fourth quarter of 2007 (4Q07).

	OPERATING AND FINANCIAL HIGHLIGHTS

IR Contact

Email: ri@golnaweb.com.br
Tel: +55 (11) 2128-4946/4700

Leonardo Pereira
Vice-President and Chief
Financial Officer

Anna Cecília Bettencourt
Financial Officer

Rodrigo Alves
Head of Investor Relations

Guilherme Lima
Investor Relations

Raquel Kim
Investor Relations

4Q08 Earnings
Results Webcast

Date:
Monday, March 23, 2009

> English
11:00 a.m. (US EST)
12:00 p.m. (Braslia)
Phone: +1 (973) 935-8893
Replay: +1 (706) 645-9291
Code: 88777858
Live Webcast:
www.voegol.com.br/ir

> Portuguese
1:30 p.m. (Braslia)
12:30 p.m. (US EST)
Phone: +55 (11) 2188-0188
Replay: +55 (11) 2188-0188
Code: GOL
Live Webcast:
www.voegol.com.br/ir
Net revenue totaled R$1,548.6mm in 4Q08, up 5.2% over 4Q07s R$1,427.7mm revenue, primarily due to 6.1% higher net passenger revenue. The Company transported 6.1mm passengers during the quarter. Ancillary revenue (cargo and others) fell 5.6% year-over-year to R$108.3mm in 4Q08 from R$114.7mm in the same period of 2007.

Consolidated revenue passenger kilometers (RPKs) fell 14.3%, from 6,567mm in 4Q07 to 5,629mm in 4Q08, while available seat kilometers (ASKs) fell 2.5% from 9,705mm to 9,461mm in 4Q08. As a result, average load factor decreased 8.2 percentage points from 4Q07 to 59.5%; breakeven load factor stood at 57.4%, 13.9 percentage points lower than 4Q07.

	Yields increased 23.7% to 25.59 cents (R$), while RASK increased 7.9% to 16.37 cents (R$) as compared to 15.17 cents (R$) 4Q07, primarily due to the integration of GOL and VARIG in October 2008.

Operating costs per available seat-kilometer (CASK) totaled 15.80 cents (R$), a 1.2% decrease from 4Q07s 15.99 cents (R$), mainly due to a reduction in the WTI oil price and the new network positioning focused on canceling all intercontinental flights due to their low efficiency. CASK, excluding fuel expenses (CASK ex-fuel), increased 3.1%, reaching 10.68 cents (R$) in the quarter versus 10.36 cents (R$)in 4Q07. CASK ex-fuel increased mainly due to higher marketing and sales expenses per ASK, depreciation, currency devaluation and a non-recurring increase with spare parts inventory expenses and aircraft returns (approximately R$58mm).

	GOL's consolidated operating income was R$53.9mm in the quarter, compared to 4Q07s operating loss of R$78.2mm; the Companys 4Q08 operating margin was 3.5%.
	Operating Highlights	4Q08	4Q07	% Var.
	RPKs (mm)	5,629	6,567	-14.3%
	ASKs (mm)	9,461	9,705	-2.5%
	Load Factor	59.5%	67.7%	-8.2 pp
	Breakeven Load Factor	57.4%	71.3%	-13.9 pp
	Passenger Revenue per ASK (R$cents)	15.22	13.99	8.8%
	Operating Revenue per ASK (R$cents) (“RASK”)	16.37	15.17	7.9%
	Operating Cost per ASK (R$cents) (CASK)	15.80	15.99	-1.2%
	Operating Cost ex-fuel per ASK (R$cents)	10.68	10.36	3.1%

- 1 / 21 -

Financial Highlights (IFRS R$mm)	4Q08	4Q07	% Var.
Net Revenue (R$mm)	1,548,6	1,472.7	5.2%
EBITDAR (R$mm)	296.5	110.2	169.1%
EBITDAR Margin	19.2%	7.4%	+11.8 pp
Operating Income (R$mm)	53.9	-78.2	nm
Operating Margin	3.5%	-5.3%	+8.8 pp
Net Income (R$mm)	-687.1	-6,5	nm
Net Income Margin	-44,4%	-0,4%	-44,0 pp
Earnings per Share (R$)	(R$ 3,42)	(R$ 0,03)	nm
Earnings per ADS Equivalent (US$)	($1,50)	($0,02)	nm

GOL began to offer an integrated network, with approximately 800 daily flights to 59 destinations in Brazil and South America, the most comprehensive route network in South America.

During the quarter, the Company took delivery of two Boeing 737-700 NGs and one Boeing 737-800 NG and returned one 737-300, closing 2008 with 106 operational aircraft and a total fleet of 115 aircraft. Another important milestone was the consolidation of the GOL and VARIG route networks, which eliminated flight overlap and maximized profits from the Congonhas slots, as well as strategically repositioning the VARIG brand.

In October 2008, the Company introduced a series of initiatives that provided new competitive advantages to the business, including the extension of the SMILES program to all GOL passengers and the launch of the Comfort class on medium-haul international flights.

GOL announced interline agreements with American Airlines and AirFrance/KLM, increasing its number of flight feeder channels, at a low cost, through the ample distribution networks of its partner companies both in Brazil and abroad. Integrating route networks generates additional revenue while increasing passenger numbers and load factors on GOL flights. Interline agreements could also develop into more solid business relationships with our airline partners, via code share agreements or other programs.

GOL posted a 4Q08 net loss of R$687.1mm, mainly attributed to the non-cash impact of negative exchange variation on foreign-currency assets and liabilities, totaling R$501.9mm. Losses per share and ADS in the quarter, were R$3.42 and US$1.50, respectively.

On February 2, 2009, GOL announced the appointment of Leonardo Pereira as its new CFO and IRO. Pereira has executive experience and a high record of accomplishment, leading M&A, financial restructurings and share issues and arranging long-term financings.

On February 4, 2009, the Board of Directors approved continuing the Stock Option plan through 2009 and the number of options (925,800) to be granted to participants, which will be submitted for approval at the Companys next Annual Shareholders Meeting. The decision increases the number of options granted to 1.2mm in the last three years, or 0.6% of total shares. The purpose of the Companys stock option plan is to align shareholder and top management interests.

The Company closed the quarter with a free float of 25.1%; 4Q08 daily trading volume averaged US$5.9mm (R$13.5mm) . In 4Q08, GOL shares and ADSs had an average weighted number of shares/ADS of 200,726 versus 202,299 in the same period of 2007, representing a reduction of 0.8% .

- 2 / 21 -

MANAGEMENTS COMMENTS ON RESULTS

2008 was a year of significant transformation at GOL, aimed at strengthening the foundations of the Companys low-cost, low-fare business model and quality of service from ticket reservation to the baggage claim at the passengers final destination. The Company heavily invested in standardizing its fleet, technology, and training and motivating its employees, as well as the formidable challenge of integrating two companies (GOL and VARIG) with different, yet complementary, cultures and service frameworks.

The integration enabled GOL to benefit from the best competitive advantages of both GOL and VARIG, resulting in a single, stronger Company with a low-cost platform and differentiated services.

As a result of the integration, GOL reinforced its long-term business strategy, focusing on high demand routes and operational and strategic synergies which will continually be used and expanded.

The VARIG brand was strategically repositioned, shifting to use on medium-haul international flights to Bogot (Colombia), Caracas (Venezuela) and Santiago (Chile), as well as on daily flights to Buenos Aires (Argentina). Its entire fleet has been renewed and is currently composed exclusively of 737-700 and 737-800 Next Generation aircraft.

GOL also launched several new services in 2008, including the Comfort class, which provides passengers with a series of benefits, including a wider armrest providing more room between seats, exclusive check-in facilities, a larger menu selection, additional on-board privacy and individual entertainment.

With more than six million registered participants, the SMILES program was also reorganized in 4Q08 to simplify how miles are accumulated and used. As a widely recognized brand with the public, the SMILES program makes GOL more commercially attractive and allows the Company to form partnerships with major corporations through direct mileage sales, allowing partner companies to create their own marketing and loyalty programs, with the additional advantage of tying these programs and their brands to the SMILES program.

In October 2008, GOL launched a new route network aimed at eliminating overlapping routes and schedules between GOL and VARIG, allowing the Company to make better use of its slots at So Paulos Congonhas airport. An important benefit of this process is the new Rio-So Paulo shuttle flights GOL offeres every half hour on business days through Congonhas

The new integrated route network, with more balanced flight frequencies, increased the number of routes in high-traffic markets and allowed GOL to introduce direct flights between previously unconnected cities, strengthening the Companys presence in leading traffic generating centers in Brazil and South America.

To improve operations, the Company unified inventories, standardized aircraft maintenance and optimized employee allocation by standardizing job positions, responsibilities and salaries. Other changes included the revision and upgrading of certain structural systems, including reservations and check-in, to provide passengers with flexible hours and faster service during peak purchase hours. By implementing these changes, the Company expects to increase profitability and ensure passengers convenience and comfot before they board the aircraft.

GOL also expanded VOE FCIL, its installment payment program, which recorded a 14% increase in ticket sales 2007. The program is designed to attract first-time flyers and potential passengers who cannot purchase tickets because they do not have a credit card or a sufficient credit limit.

The Company also launched the cargo transport service GOLLOG Prximo Voo and received approval for its GOLLOG Express service. Slated to launch in the first half of 2009, GOLLOG Express adds value to the GOLLOG brand and broadens GOL's cargo services offering, which was responsible for 3% of the Companys revenue in 2008.

- 3 / 21 -

In addition to structural changes and launching new services, the Company has remained focused on retaining its position as one of the worlds safest and most efficient airlines and in order enhance its operating security standards and to improve its ability to manage risks, the Company is still strongly investing to modernize its fleet of Boeing 737 Next Generation aircraft. Modern, safe and comfortable, these aircraft incur lower fuel and maintenance costs and generate exceptionally healthy operational efficiency ratios.

GOL is also currently under evaluation for the internationally-recognized International Air Transport Association (IATA) International Operational Safety Audit (IOSA). Receiving this certification will reinforce the Companys commitment to safety and makes the Company a more attractive partner for a wide-range of commercial opportunities, such as code-share agreements.

The 4Q08 results partially reflect the Companys commitment to the key strategies of its low-cost and low-fare business model, high quality personell, which will certainly be the driver in 2009.

REVENUES

Net revenue totaled R$1,548.6mm in 4Q08, up 5.2% from 4Q07s R$1,472.7mm, and passenger revenue increased 6.1%, from R$1,357.9mm to R$1,440.4mm in 4Q08. Increases in passenger revenue were due to better yield management under the new integrated route network that eliminated GOL and VARIGs overlapping routes and schedules.

RPKs fell 14.3% year-over-year from 6,567mm to 5,629mm, reflecting an 8.2 percentage point decline in load factor from 67.7% in 4Q07 to 59.5% this quarter; passenger revenue decreased 6.8%, from 6.5mm in 4Q07 to 6.1mm in 4Q08, mainly due to the cancellation of all intercontinental flights.

Yield per passenger grew 23.7% to 25.59 cents (R$) per passenger kilometer, mainly due to the 23.7% increase in the average fare from R$215 to R$266.

Operating revenue per available seat kilometer (RASK) grew 7.9%, from 15.17 cents (R$) in 4Q07, to 16.37 cents (R$).

Available seat kilometers (ASKs) fell 2.5% in the quarter to 9,461, compared to 9,705 in the same period of 2007, primarily due to lower planned aircraft utilization and reducted average stage length. The average addition of 3.9 aircraft during the quarter in comparison with 4Q07 (from 101.8 to 105.7) allowed the Company to add 40 frequencies.

Ancillary revenue (cargo and others) fell 5.6% year-over-year from R$114.7mm to R$108.3mm, due to the reduction in cargo transport revenue, in turn largely due to lower demand and the repositioning of international flights.

OPERATING EXPENSES

Operating costs per available seat-kilometer (CASK) fell 1.2% in 4Q08, from 15.99 cents (R$) to 15.80 cents (R$), primariy due to a reduction in the WTI oil price and the Gulf Coast jet fuel price (both of which influence jet fuel prices in Brazil), route network repositioning, focusing operations in South America. These effects were partially mitigated by: (i) higher aircraft maintenance and aircraft return expenses, (ii) increased depreciation expenses and (iii) a planned reduction in aircraft usage and aircraft return expenses.

CASK excluding fuel expenses increased 3.1%, from 10.36 cents (R$) in 4Q07 to 10.68 cents (R$) in 4Q08, primarily due to higher selling and advertising expenses per ASK and depreciation, as well as non-recurring expenses related to aircraft maintenance, currency devaluation, repairs and aircraft return expenses.

- 4 / 21 -

WTI oil prices fell 34.7% year-over-year in the quarter and Gulf Coast jet fuel prices fell 26.9%, partially offset by the 27.4% devaluation of the Brazilian Real against the U.S. Dollar and the non-recurring upturn in expenses from aircraft maintenance and aircraft return totaling close to R$58mm.

Operating Expenses (IFRS R$cents / ASK)
	4T08	4T07	Var. %
Aircraft fuel	5.12	5.63	-9.1%
Salaries, wages and benefits	2.63	2.96	-11.1%
Aircraft rent	2.21	1.71	29.2%
Aircraft Insurance	0.11	0.12	-8.3%
Sales and marketing	1.40	1.10	27.3%
Landing fees	0.76	0.77	-1.3%
Aircraft and traffic servicing	1.10	1.14	-3.5%
Maintenance, materials and repairs	1.64	1.19	37.8%
Depreciation	0.36	0.23	56.5%
Other operating expenses	0.47	1.14	-58.8%

Total operating expenses	15.80	15.99	-1.2%

Operating expenses ex- fuel	10.68	10.36	3.1%

Aircraft fuel expenses per ASK fell 9.1% year-over-year to 5.12 cents (R$), primarily due to (i) a planned reduction in aircraft utilization (ii) the replacement of 767-300s with 737NGs and (iii) a 34.7% decrease in international oil prices (WTI) and the 26.9% decline in Gulf Coast jet fuel prices, both of which influence jet fuel prices in Brazil, partially offset by a 27.4% devaluation of the Real against the U.S. Dollar. On December 31, 2008, the Company had contracted hedges for its fuel requirements in 2009, representing 7% of the estimated fuel consumption for 4Q08.

Salaries, wages and benefits expenses per ASK fell 11.1% over 4Q07 to 2.63 cents (R$), mainly due to operational efficiencies through the integration of GOL and VARIG, partially offset by a 8% cost of living increase on salaries effected in December 2008. The Company closed the year with 15,911 employees.

Aircraft rent per ASK increased 29.2% to 2.21 cents (R$) in 4Q08, primairly due to the 27.4% devaluation of the Real against the U.S. Dollar, and cost dilution due to planned lower aircraft utilization.

Aircraft insurance costs per ASK declined 8.3% to 0.11 cents (R$) in 4Q08 versus 0.12 cents (R$) in the same period of 2007, primarily due to a positive exchange rate effect on contracted insurance that reduced 4Q08 charges below those of the same period last year.

Sales and marketing expenses per ASK increased 27.3% to 1.40 cents (R$), primarily due an increase in advertising and marketing expenses, as well as the implementation of a new integrated sales system that improves the purchasing process, identifying operating and performance synergies and improving the performance and quality of the online sales service.

Landing fees per ASK fell 1.3% to 0.76 cents (R$), mainly due to the reorganization of the flight network, which resulted in the strategic repositioning of international routes.

Aircraft and traffic servicing expenses per ASK fell 3.5% to 1.10 cents (R$) in 4Q08 versus 1.14 cents in the same period of 2007, reflecting the reorganized route network and subsequent cancellation in long-haul intercontinental flights, which generally incur higher service costs than South American destinations, partially offset by an increase in handling expenses (transport of baggage, equipment, etc.) due to the reduction in the average stage length.

Maintenance, materials and repairs per ASK climbed 37.8% from 1.19 cents (R$) per ASK in 4Q07 to 1.64 cents (R$) per ASK in 4Q08, due to non-recurring aircraft maintenance and aircraft return expenses of approximately R$58mm in the quarter and exchange variation impact.

- 5 / 21 -

Depreciation per ASK increased 56.5% from 0.23 to 0.36 cents (R$) in 4Q08, primarily due to growth in fixed assets, including spare parts inventory, and an increase in depreciation on the 18 new 737-800 NG aircraft acquired between 4Q06 and 4Q08.

Other operating expenses per ASK fell 58.8% to 0.47 cents (R$), primarily due to a reduction in crew travel and accommodation expenses related to efficiencies generated by reorganizing the GOL and VARIG flight networks.

Operating Expenses (IFRS R$cents / ASK)
	4Q08	4Q07	% Chg.
Aircraft fuel	484.6	546.2	-11.3%
Salaries, wages and benefits	248.9	287.0	-13.3%
Aircraft rent	209.0	166.4	25.6%
Aircraft Insurance	10.8	11.9	-9.7%
Sales and marketing	132.3	106.5	24.2%
Landing fees	71.9	74.8	-3.9%
Aircraft and traffic servicing	104.5	110.3	-5.3%
Maintenance, materials and repairs	155.0	115.2	34.6%
Depreciation	33.6	22.0	52.6%
Other operating expenses	44.3	110.5	-59.9%

Total operating expenses	1,494.9	1,550.8	-3.6%

Operating expenses ex- fuel	1,010.3	1,004.6	0.6%

Similar to the CASK comparisons, total fourth-quarter operating costs and expenses fell 3.6% year-over-year to R$1,494.8mm, while the breakeven load factor decreased 13.9 percentage points, from 71.3% in 4Q07, to 57.4% in 4Q08.

Results from GOL's operating expense (jet fuel price and USD exchange rate) hedging programs are accounted for in accordance with International Accounting Standards (IAS) 39: Accounting of Hedging Instruments.

- 6 / 21 -

COMMENTS ON EBITDA AND EBITDAR [1]

EBITDA and EBITDAR (IFRS R$cents / ASK)
	4Q08	4Q07	Chg. %
Net Revenue	16.37	15.17	7.9%
Operating Expenses	15.80	15.99	-1.2%

EBIT	0.57	-0.82	nm
Depreciation & Amortization	0.36	0.23	56.5%

EBITDA	0.93	-0.59	nm
EBITDA Margin	5.7%	-3.9%	+9.6 pp
Aircraft Rent	2.21	1.71	29.2%

EBITDAR	3.14	1.12	180.4%

EBITDAR Margin	19.2%	7.4%	+11.8 pp

Fourth-quarter EBITDA growth was mainly driven by a 1.20 cents (R$) increase in RASK and 0.19 cents (R$) decrease in CASK, resulting in an increased EBITDA per ASK of 0.93 cents (R$). EBITDA totaled R$87.5mm in 4Q08, versus a negative R$56.2mm in 4Q07.

EBITDAR and EBITDA (IFRS R$ mm)
	4Q08	4Q07	Chg. %
Net Revenue	1,548.6	1,472.7	5.2%
Operating Expenses	1,494.8	1,550.8	-3.6%

EBIT	53.9	-78.2	nm
Depreciation & Amortization	33.6	22.0	52.7%

EBITDA	87.5	-56.2	nm
EBITDA Margin	7.3%	-4.9%	+12.2 pp
Aircraft Rent	209.0	166.4	25.6%

EBITDAR	296.5	110.2	169.1%

EBITDAR Margin	19.2%	7.4%	+11.8 pp

Given fleet costs are a significant operating expense for the Company and a majority of GOL's fleet is under lease agreements, the Company believes that EBITDAR (EBITDA before aircraft rent expenses, denominated in USD) is a more useful indicator of operating performance than EBITDA for those comparing GOL's performance with other airlines and companies in different industries.

EBITDAR per ASK was 3.14 cents (R$) in 4Q08, versus 1.12 cents (R$) in 4Q07, while total 4Q08 EBITDAR came to R$296.5mm, up 169.1% compared to R$110.2mm in 4Q07.

          ___________________
1EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) are non-IFRS measures and are presented as supplemental information because we believe they are useful indicators of our operating performance for our investors. We usually present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of our business, and we believe the impact of this expense should be considered in addition to the impact of depreciation and amortization. However, neither figure should be considered in isolation, as a substitute for net income in accordance with IFRS and BR GAAP, or as a measure of a companys profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies.

- 7 / 21 -

NET FINANCIAL RESULT

Net financial results totaled an expense of R$700.6mm in 4Q08, primarily due to a non-cash impact of the exchange variation of R$501.9mm on the Companys assets and liabilities.

Interest expenses increased R$32.7mm year-over-year, primarily due to an increase in total debt and financing. Interest income decreased R$64.1mm, due to a lower balance of cash and cash equivalents versus 4Q07 and due to the reclassification of income from hedge operations according to IAS 39 (OCI adjustments Financial instruments).

Other losses during the quarter, totaling R$114.1, mainly due to fuel and currency hedge losses of R$ 112.1mm.

Financial Results (IFRS R$`000)	4Q08	4Q07

Interest expense	(90,546)	(57,807)
Capitalized interest	7,271	17,086
Exchange variation gain (loss)	(501,939)	56,667
Interest and investment income	(1,258)	62,801
Other gains (losses)	(114,126)	(24,765)
Financial Result, Net	(700,598)	53,982

On December 31, 2008, GOL contracted sufficient exchange rate derivatives to protect 13% of its cash obligations and approximately 20% of its fuel requirements, for the year of 2009.

The Companys risk management policy explicitly forbids directional bets and speculative transactions with derivatives and requests diversification of transactions and counterparties. GOL uses unleveraged instruments exclusively, and transactions with notional values higher than the Companys exposure are not allowed.

NET INCOME AND EARNINGS PER SHARE

GOL posted a 4Q08 net loss of R$687.1mm, versus a net loss of R$6.5mm in 4Q07. Net loss per share (basic) was R$3.42 in 4Q08, compared to R$0.03 in 4Q07. Net loss per ADS (basic) was US$1.50 in 4Q08 compared to US$0.03 in 4Q07. Net loss per ADS (diluted) amounted to US$1.50 in 4Q08, compared to US$0.02 in 4Q07.

FINANCIAL DEBT

Total Liquidity
Total Liquidity (IFRS / R$mm)	4Q08	4Q07	Var.%
Reais	936.5	2.309.6	-55.9%
Cash and Cash Equivalents	591.6	1.393.5	-57.5%
Short-term Receivables	344.9	916.1	-62.4%
Foreign Exchange	957.2	695.5	37.6%
PDP Advances	957.2	695.5	37.6%
Total Liquidity	1,893.7	3,005.1	-37.0%

At December 31, 2008, cash and cash equivalents stood at R$591.6mm, (including R$176.7mm accounted as restricted deposits to guarantee a portion of BNDES, BDMG and hedge operations. The balance of R$414.9mm are invested in immediate liquidity assets.), a 57.7% decrease from 4Q07. This lower position is due to negative operating cash generation in the last two years as a consequence of the following issues: (i) a long period of high jet fuel cost (which is the largest item in the Companys cost structure), (ii) Operating uncertainties in the Brazilian airline industry and (iii) VARIG acquisition and investments from April 2007 to the 2Q08, when all regulatory approvals regarding the acquisition were finalized.

- 8 / 21 -

Short-term receivables include credit card sales, the VoeFcil installment payment program, accounts receivables from travel agencies and cargo transportation. At the end of 2008, these receivables totaled R$344.9mm, down 62.4% from 4Q07s R$916.1mm, as a portion of these assets were pledged against a working capital loan amounting to R$467mm that was repaid during the 1Q08.

Pre-Delivery Payments (PDP) of R$957.2mm, are recorded as fixed assets in the balance sheet and are related to aircraft prepayments. All aircraft scheduled for delivery in 2009 and 2010 have their finanancing structured already concluded through both lease-back operations and long-term debt, supported by Ex-Im Bank.

Loans and Financing
Loans and Financing	4Q08	4Q07	Chg. %
Loans	695.0	1,049.0	-33.7%
Aircraft Financing	2.271.3	1,099.6	106.6%
Interest	25.6	19.1	34.0%
Perpetual Bonus	414.4	332.3	24.7%

Total Loans and Financing	3.406.3	2,500.0	131.5%

At the close of fiscal year 2008, total debt was R$3,496.3mm, with an average term of 7.2 years and an average rate of 12.0% for obligations in local currency and of 6.0% for USD-denominated obligations. Excluding the perpetual bonus, which has no maturity date, total loans and financing totals R$2,991.9mm, due to the FX devaluation and in a lesser extent the addition of six aircraft to the portfolio of financial leasing agreements that changed from 19 to 25 aircraft in 2008.

Loans

Loans *
IFRS (R$ mm)	4Q08	4Q07	Chg. %
Short-term	86.3	529.6	-83.7%
Reais	66.8	511.8	-86.9%
Working Capital	50.0	496.8	-89.9%
BNDES	14.2	15.0	-5.3%
BDMG	2.6	-	nm
Foreing Currency	19.5	17.8	nm
IFC	19.5	17.8	9.6%
Long-term	608.7	519.4	17.2%
Reais	49.2	65.0	-24.3%
BNDES	36.6	50.8	-28.0%
BDMG	12.6	14.2	-11.3%
Foreing Currency	559.5	454.4	23.1%
IFC	77.9	73.8	5.6%
Senior Notes	481.6	380.6	26.5%
Loans ex-perpetual bonds	695.0	1,049.0	-33.7%
Perpetual Bonds*	414.4	332.3	24.7%
Loans - including perpetual bonds	1,109.4	1,381.3	-19.7%
* Does not include interest
** No maturity term bonds

- 9 / 21 -

Aircraft Financing

Aircraft Financing
IFRS (in R$ mm)	4Q08	4Q07	Chg. %
Short-term (Foreing Currency)	855,6	236,6	261,6%
Pre Delivery Deposits (PDP)	697,7	169,2	312,4%
Financial Leasings	157,9	67,4	134,3%
Long-term (Foreing Currency)	1.415,7	863,0	64,1%
Pre Delivery Deposits (PDP)	-	174,4	-100,0%
Financial Leasings	1.415,7	688,5	nm
Total Aircraft Financing	2.271,3	1.099,6	106,6%
* Does not include interest

On December 31, 2008, Aircraft Financing debt totaled R$2,271.3mm, including:

  Pre-Delivery Deposits for aircraft acquisition prepayments totaling R$ 697.7mm; 100% of this financing is already refinanced in a combination of both lease-back operations and long-term debt with financial institutions, backed by EX-IM Bank.

  Financial leasings totaled R$1,573.6mm, paid in monthtly installments to the aircraft lessors, are booked as financial expenses on the income statement and paid by the Companys operating cash generation.

Total short-term debt for 2009, adding financial leasings of R$157.9mm, interest of R$25.6mm and loans of R$111.9mm, is R$250.3mm. This debt level is acceptable given the Companys cash and cash equivalents of R$591.6mm.

Financial Ratios	4Q08	4Q07	Chg. %
Loans and Financing (a)	3,406.8	2,500,0	36.3%
Loans and Financing - Ex-Perpetual (b)	2,991.9	2,167.7	38.0%
Loans and Financing - Ex-Perpetual (c)	695.0	1,049.0	-33.7%
Aircraft Financing (d)	2,271.3	1,099.6	106.6%

Cash and Cash Equivalents (e)	591.6	1,393.5	-57.5%
Short-term receivables (f)	344.9	916.1	-62.4%
PDP Facility (g)	957.2	695.5	37.6%
Total Liquidty (h)	1,893.7	3,005.1	-37.0%

Net Debt (b) (h)	1,098.2	(731.2)	nm
Net Loans and Financing Ex-Perpetual (b) - (d) - (e)	(241.5)	(663.7)	-63.6%
% of foreign currency debt	96.1%	74.5%	21.6
% short-term debt	32.3%	39.2%	(6.9)
Net Debt (b) - (h) / EBITDAR (ltm)	1.6	(1.2)	2.8
EBITDAR / Financial Expenses	2.5	3.2	(0.7)
Total Assets / Shareholders` Equity	1.6	3.0	(1.4)

- 10 / 21 -

Maturities and Interest		Contractual	Effective	Currency
IFRS	Maturity	Interest	Interest p.a.
Working Capital	aug/09	15.,0%	15.0%	Real
BNDES	jul/12	TJLP +2.65%	8.9%	Real
BDMG	jul/14	IPCA +6%	12.79%	Real
Bank Loans	dec/08	-	-	Real
IFC Loan	jul/13	Libor +1.875%	5.50%	Dlar
Senior Notes	apr/17	7.50%	7.50%	Dlar
PDP Facility	dev/09	Libor + 0.5%	3.51%	Dlar
Perpetual Bonus	n/a	8.75%	8.75%	Dlar

Loans and Financing Amortization Schedule
IFRS (R$mm)	2009	2010	2011	2012	2013	2014	Total
Reais	66,8	18,0	18,0	10,0	3,0	0,2	50,0
BDMG	2,6	3,0	3,0	3,0	3,0	0,2	13,0
BNDES	14,2	15,0	15,0	7,0	-	-	37,0
Working Capital	50,0
Foreing Currency:	19,5	19,0	19,0	19,0	19,0	-	78,0
IFC	19,5	19,0	19,0	19,0	19,0	-	78,0
Total*	86,3	37,0	37,0	29,0	22,0	0,2	128,0
*excluding interest expenses.

FLEET PLAN

The Company is in the final phase of its plan to replace its 737-300 and 767-300 aircraft with 737-800 NGs and 737-700 NGs for operations on short- and medium-haul routes. These aircraft have lower operating costs, are more fuel-efficient, and will reduce the fleets average age. The 737-700 NG aircraft provide the Company with greater flexibility in airports with operating restrictions and will permit more direct flights to cities with lower demand. These aircraft are also equipped with winglet technology, which improves aircraft performance during takeoff, allows longer non-stop flights and reduces fuel costs by more than 3% per year. All Boeing 737-800 SFP (Short Field Performance) aircraft comply with international safety norms and are certified by U.S. and Brazilian authorities for takeoff and landing on short runways.

In 1Q09, GOL’s fleet modernization program will replace five 737-300s with five new NG aircraft, By the end of 2008, the entire fleet will consist entirely of Boeing 737NGs, bringing down the average fleet age to 6.8 years. By the end of 2, 65% of the fleet will consist of 737-800 SFPs, maintaining the low average age of 6.9 years.

Aircraft Payment Schedule
IFRS (R$mm)	2009	2010	2011	2012	2013
Pre Delivery Deposits	170,5	139,1	177,9	235,0	722,5
Compromissos com aquisião de aeronaves	1.958,8	3.059,9	2.075,4	1.930,1	9,024.2
Previso Total de Desembolsos	2,129.3	3,199.0	2,253.3	2,165.1	9,746.7

- 11 / 21 -

Combined Operating Fleet Plan (EoP)	2009	2010	2011	2012
B737-300	-	-	-	-
B737-700 NG	40	40	40	40
B737-800 NG	16	11	7	2
B737-800 NG SFP	52	64	74	85
B767-300 ER	-	-	-	-
Total	108	115	121	127

OUTLOOK

GOL continues to invest in its successful low-cost business model. It continues to evaluate expansion opportunities, including new flights in Brazil and high traffic centers in South America. Though GOL has a flexible fleet plan that enables it to increase capacity in-line with market growth, it expects to benefit from economies of scale as it continues to renew and standardize its fleet, while further improving and integrating its highly efficient network. Management also expects to reduce GOL´s non-fuel CASK over time as the Company continues to reduce its fleet's age, benefiting from cost savings generated by the aircraft maintenance center and optimizing costs in distribution channels. The Company also expects to grow ancillary revenue through the GOLLOG cargo transport business, the Smiles loyalty program and other programs, such as the VOE FCIL installment payment program.
Brazil's air passenger transport market continues to be under-penetrated and increasing the number of available seats at low fares is important for the continued growth of the sector and the economy. In 1Q09, GOL's fleet modernization program will replace four aircraft with five new Next Generation models, maintaining its ASK, compared to 4Q08 in both domestic and international markets.

In 1Q09, reflecting the network integration, GOL expects consolidated load factors in the range of 61% and consolidated non-fuel CASK flat over 4Q08, including non-recurring costs related to returning aircraft. The Company believes the introduction of larger, more fuel-efficient aircraft and the reduction in jet fuel prices will reduce its fuel costs per ASK.

The company has adjusted its cost assumptions in order to reflect new currency and jet fuel prices, as well as its RPK growth assumptions due to the macroeconomic scenario for 2009. The following table shows the Company's general guidance for 2009 for the benefit of analysts and investors.

General Guidance	2009E (+/-)	2009E (+/-)
(Consolidated, IFRS)	Anterior	Revised
Domestic Market Growth (% RPKs)	6,0	2.0 / 4.0
Pax Transported (mm)	29	28
ASKs, System (billion)	40,5	40.5
Domestic	34,0	34.5
International	6,5	6.0
Fleet (end of period)	108	108
RPKs, System (billion)	25,8	24
Departures (000)	290	290
CASK ex-fuel (R$cents)	8,9	9.5
Fuel liters consumed (mm)	1,25	1.25
Fuel Price (R$/ liter)	1,90	1.62
Average WTI (US$ / barrel)	85	52
Average Exchange Rate (R$/ US$)	1,95	2.29

- 12 / 21 -

SUBSEQUENT EVENTS - CAPITAL STOCK INCREASE OF R$ 203.5MM

On March 20, 2009, the Company's Board of Directors approved a capital stock increase, issuing 6,606,366 voting and 19,487,356 non-voting shares.

These voting and non-voting shares will be issued at R$7,80 per share. This price is based on the closing price of GOLL4 at the São Paulo Stock Exchange (BM&FBOVESPA) and represents 90.9% of the average price of the non-voting shares of last 30 days (R$8.58) and 83.2% of the average price of the non-voting shares in the last 60 days (R$9.37), respectively. Capitalization totals R$203.5 mm.

This initiative underscores GOL’s controlling shareholder's commitment to partnering with the capital markets to develop the Company's business plan. Additional capitalization strengthens the Company's capital structure, supporting GOL's long-term growth plan.

The record date is March 23, 2009; preemptive rights can be exercised between March 23, 2009 and April 22, 2009. Unsubscribed shares shall be prorated among shareholders who indicated their interest in unsubscribed shares during the subscription period

Since the subscription rights pertaining to ADR holders are not registered with the SEC, the Depositary Bank of the ADRs shall sell such rights, through the Custodian Bank in Brazil. In the event of sale of rights, the Depositary Bank shall distribute the proceeds to the ADRs holders.

- 13 / 21 -

GLOSSARY OF INDUSTRY TERMS

Aircraft utilization represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

Available seat kilometers (ASK) represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

Average stage length represents the average number of kilometers flown per flight.

Block hours refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

Breakeven load factor is the passenger load factor that will result in passenger revenue being equal to operating expenses.

Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

Net Revenue is total operating revenue less taxes and deductions.

Operating expense per available seat kilometer (CASK) represents operating expenses divided by available seat kilometers.

Operating revenue per available seat kilometer (RASK) represents operating revenue divided by available seat kilometers.

Passenger revenue per available seat kilometer represents passenger revenue divided by available seat kilometers.

Revenue passengers is the total number of paying passengers flown on all flight segments.

Yield per passenger kilometer is the average amount one passenger pays to fly one kilometer.

- 14 / 21 -

About GOL Linhas Aéreas Inteligentes S.A.
GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil's low-cost airline, offers around 800 daily flights to 49 destinations that connect all the important cities in Brazil and ten major destinations in South America. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. The Company's service is recognized as the best value proposition in the market.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations	Corporate Communication
Phone: +55 (11) 2128-4700	Phone: +55 (11) 2128-4413
E-mail: ri@golnaweb.com.br	comcorp@golnaweb.com.br
Website: www.voegol.com.br/ir
Media U.S. and Europe
Edelman: M. Smith and N. Dean
Phone: +1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com
noelle.dean@edelman.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL's management concerning the future of the business and its continued access to capital to fund the Company's business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL's filed disclosure documents and are, therefore, subject to change without prior notice.

- 15 / 21 -

Operating Data
IFRS - Unaudited
	Year 2008	Year 2007	% Change

Revenue Passengers (000)	25,664	23,689	8.3%
Revenue Passengers Kilometers (RPK) (mm)	25,308	22,670	11.6%
Available Seat Kilometers (ASK) (mm)	41,107	34,349	19.7%
Load factor	61.6%	66.0%	-4.4 pp
Break-even load factor	62.5%	66.0%	-3.5 pp
Aircraft utilization (block hours per day)	12.06	13.80	-12.6%
Average fare	262.2	198.2	32.3%
Yield per passenger kilometer (cents)	23.27	20.14	15.5%
Passenger revenue per available set kilometer (cents)	14.33	13.29	7.8%
Operating revenue per available seat kilometer (RASK) (cents)	15.58	14.38	8.3%
Operating cost per available seat kilometer (CASK) (cents)	15.80	14.38	9.9%
Operating cost, excluding fuel, per available seat kilometer (cents)	9.40	8.85	6.2%
Number of Departures	268,540	237,287	13.2%
Average stage length (km)	933	960	-2.8%
Average number of operating aircraft during period	106.4	88.6	20.1%
Fuel consumption (mm liters)	1,364.7	1,177.3	15.9%
Full-time equivalent employees at period end	15,911	15,722	1.2%
Average Exchange Rate (1)	R$ 1.84	R$ 1.95	-5.6%
End of period Exchange Rate (1)	R$ 2.34	R$ 1.77	32.2%
Inflation (IGP-M) (2)	7.7%	3.8%	+3.9 pp
Inflation (IPCA) (3)	4.5%	3.1%	+1.4 pp
WTI (avg. per barrel, US$) (4)	$99.92	$72.23	38.3%
Gulf Coast Jet Fuel Cost (average per liter, US$) (4)	$0.78	$0.56	39.3%

(1)Source: Brazilian Central Bank	(3)Source: IBGE
(2)Source: Fundao Getulio Vargas	(4)Source: Bloomberg

- 16 / 21 -

Consolidated Operating Data
IFRS - Unaudited
	4Q08	4Q07	% Change

Revenue Passengers (000)	6,133	6,583	-6.8%
Revenue Passengers Kilometers (RPK) (mm)	5,629	6,567	-14.3%
Available Seat Kilometers (ASK) (mm)	9,461	9,705	-2.5%
Load factor	59.5%	67.7%	-8.2 pp
Break-even load factor	57.4%	71.3%	-13.9 pp
Aircraft utilization (block hours per day)	11.3	13.3	-15.0%
Average fare	R$ 265.74	R$ 214.59	23.8%
Yield per passenger kilometer (cents)	25.59	20.68	23.7%
Passenger revenue per available set kilometer (cents)	15.22	13.99	8.8%
Operating revenue per available seat kilometer (RASK) (cents)	16.37	15.17	7.9%
Operating cost per available seat kilometer (CASK) (cents)	15.80	15.99	-1.2%
Operating cost, excluding fuel, per available seat kilometer (cents)	10.68	10.36	3.1%
Number of Departures	66,432	64,656	2.7%
Average stage length (km)	853	957	-10.9%
Average number of operating aircraft during period	105.7	101.8	3.8%
Fuel consumption (mm liters)	306.0	335.2	-8.7%
Full-time equivalent employees at period end	15,911	15,722	1.2%
Average Exchange Rate (1)	R$ 2.28	R$ 1.79	27.4%
End of period Exchange Rate (1)	R$ 2.34	R$ 1.77	32.2%
Inflation (IGP-M) (2)	1.2%	3.5%	-2.3 pp
Inflation (IPCA) (3)	1.1%	1.4%	-0.3 pp
WTI (avg. per barrel, US$) (4)	$59.06	$90.49	-34.7%
Gulf Coast Jet Fuel Cost (average per liter, US$) (4)	$0.49	$0.67	-26.9%

(1) Source: Brazilian Central Bank	(3) Source: IBGE
(2) Source: Fundao Getulio Vargas	(4) Source: Bloomberg

- 17 / 21 -

Consolidated Statement of Operations
IFRS - Audited
R$ 000
	Year 2008	Year 2007	% Change

Net operating revenues
Passenger	R$ 5,890,104	R$ 4,566,691	29.0%
Cargo and Other	516,089	374,293	37.9%

Total net operating revenues	6,406,193	4,940,984	29.7%

Operating expenses
Salaries, wages and benefits	983,783	799,344	23.1%
Aircraft fuel	2,630,834	1,898,840	38.5%
Aircraft rent	645,089	525,785	22.7%
Aircraft insurance	42,813	44,646	-4.1%
Sales and marketing	588,735	367,866	60.0%
Landing fees	338,370	273,655	23.6%
Aircraft and traffic servicing	422,177	348,732	21.1%
Maintenance materials and repairs	388,030	339,281	14.4%
Depreciation	125,127	62,548	100.0%
Other	329,883	277,844	18.7%

Total operating expenses	6,494,841	4,938,541	31.5%

Operating income (loss)	(88,648)	2,443	nm

Other income (expense)
Interest expense	(269,278)	(182,618)	47.5%
Capitalized interest	28,871	38,879	-25.7%
Exchange variation gain (loss)	(757,526)	165,230	nm
Interest and investment income	78,349	293,333	-73.3%
Other expenses, net	(185,118)	(123,806)	49.5%

Total other income (expense)	(1,104,702)	191,018	nm

Income (loss) before income taxes	(1,193,350)	193,461	nm
Income taxes (expense) benefit	(193,626)	78,800	nm

Net income (loss)	(1,386,976)	272,261	nm

Earnings (loss) per share, basic	(R$ 6.89)	R$ 1.37	nm
Earnings (loss) per share, diluted	(R$ 6.89)	R$ 1.37	nm

Earnings (loss) per ADS, basic - US Dollar	($3.75)	$0.70	nm
Earnings (loss) per ADS, diluted - US Dollar	($3.75)	$0.70	nm

Basic weighted average shares outstanding (000)	201,193	198,609	1.3%

Diluted weighted average shares outstanding (000)	201,193	198,657	1.3%

- 18 / 21 -

Consolidated Statement of Operations
IFRS - Unaudited
R$ 000
	4Q08	4Q07	% Change

Net operating revenues
Passenger	R$ 1,440,368	R$ 1,357,934	6.1%
Cargo and Other	108,265	114,729	-5.6%

Total net operating revenues	1,548,633	1,472,663	5.2%

Operating expenses
Salaries, wages and benefits	248,885	287,023	-13.3%
Aircraft fuel	484,556	546,179	-11.3%
Aircraft rent	209,016	166,382	25.6%
Aircraft insurance	10,776	11,930	-9.7%
Sales and marketing	132,266	106,534	24.2%
Landing fees	71,863	74,793	-3.9%
Aircraft and traffic servicing	104,461	110,298	-5.3%
Maintenance materials and repairs	155,027	115,158	34.6%
Depreciation	33,633	22,040	52.6%
Other	44,288	110,481	-59.9%

Total operating expenses	1,494,771	1,550,818	-3.6%

Operating income (loss)	53,862	(78,155)	nm

Other income (expense)
Interest expense	(90,546)	(57,807)	56.6%
Capitalized interest	7,271	17,086	-57.4%
Exchange variation gain (loss)	(501,939)	56,667	nm
Interest and investment income	(1,258)	62,801	nm
Other expenses, net	(114,126)	(24,765)	360.8%

Total other income (expense)	(700,598)	53,982	nm

Income (loss) before income taxes	(646,736)	(24,173)	2575.4%
Income taxes (expense) benefit	(40,326)	17,679	nm

Net income (loss)	(687,062)	(6,494)	10480.0%

Earnings (loss) per share, basic	(R$ 3.42)	($0.03)	11300.0%
Earnings (loss) per share, diluted	(R$ 3.42)	($0.03)	11300.0%

Earnings (loss) per ADS, basic - US Dollar	($1.50)	($0.02)	7400.0%
Earnings (loss) per ADS, diluted - US Dollar	($1.50)	($0.02)	7400.0%

Basic weighted average shares outstanding (000)	200,726	202,299	-0.8%
Diluted weighted average shares outstanding (000)	200,726	202,320	-0.8%

- 19 / 21 -

Consolidated Balance Sheet
IFRS - Audited
R$ 000
	December 31, 2008	December 31, 2007

ASSETS	6,966,977	7,450,155
Current Assets	1,655,273	3,033,164
Cash and cash equivalents	169,330	573,121
Financial assets	245,585	820,343
Restricted cash	176,697	-
Trade and other receivables	344,927	916,133
Inventories of parts and suplies	200,514	209,926
Recoverable income taxes	110,767	45,569
Deposits	237,914	192,357
Prepaid expenses	120,100	131,231
Other current assets	49,439	144,484
Non-Current Assets	5,311,704	4,416,991
Property and equipment, net	2,998,756	2,191,028
Intangible Assets	1,197,861	1,197,441
Other Non-Current Assets	1,115,087	1,028,522
Deposits	507,428	448,807
Recoverable and deferred income taxes	495,544	485,980
Restricted cash	6,589	6,041
Other non-current assets	105,526	87,694
LIABILITIES AND SHAREHOLDER'S EQUITY	6,966,977	7,450,155
Current Liabilities	2,601,598	2,490,659
Short-term borrowings	967,452	891,543
Accounts payable	283,719	326,364
Salaries, wages and benefits	146,805	163,437
Current income taxes payables	39,605	68,013
Sales tax and landing fees	97,210	84,319
Advance ticket sales	572,573	472,860
Provisions	165,287	175,976
Smiles deferred revenue	90,043	147,348
Other current liabilities	238,904	160,799
Non-Current Liabilities	3,342,231	2,467,879
Long-term debt	2,438,881	1,714,716
Smiles deferred revenue	262,626	233,618
Deferred income taxes	323,345	339,348
Provision	157,310	117,062
Other non-current liabilities	160,069	63,135
Shareholder's Equity	1,023,148	2,491,617
Issued share capital	1,248,649	1,248,649
Capital reserves	89,556	89,556
Treasury shares	(41,180)	-
Retained earnings	(273,877)	1,153,412

- 20 / 21 -

Consolidated Statement of Cash Flows
IFRS - Audited
R$ 000
	Year 2008	Year 2007	% Change

Cash flows from operating activities
Net income (loss)	(1,386,976)	272,261	nm
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization	125,127	62,548	100.0%
Deferred income taxes	(119,173)	(196,421)	-39.3%
Share-based payments	5,362	4,905	9.3%
Change in fair value of derivatives financial instruments	(9,417)	(9,121)	3.2%
Net foreign exchange fluctuations	757,526	(165,230)	nm
Changes in operating assets and liabilities
Decrease in provisions	29,559	101,209	-70.8%
Receivables	571,206	(232,674)	nm
Inventories	9,412	(129,319)	nm
Increase in deposits	(104,178)	(163,836)	-36.4%
Prepaid expenses	11,131	(45,683)	nm
Other assets	77,213	1,389	5458.9%
Air traffic liability	99,713	98,800	0.9%
Smiles deferred revenues	(28,297)	5,469	nm
Accounts payable	(42,645)	(22,055)	93.4%
Other, net	171,297	2,735	6163.1%

Net cash provided by (used in) operating activities	166,860	(415,023)	nm
Cash flows from investing activities
Acquisition of VRG, net of cash acquired	-	(201,509)	nm
Purchase of property, plant and equipment, net	(732,683)	(848,942)	-13.7%
Proceeds from sale of property, plant and equipment, net	90,879	1,774	5022.8%
Purchase of intangible assets	(10,828)	(22,395)	-51.6%
Net investments in restricted cash	(177,245)	168,120	nm
Net investments in financial assets	574,758	566,931	1.4%

Net cash provided by (used in) investing activities	(255,119)	(336,021)	-24.1%
Cash flows from financing activities
Net proceeds from / repayment of debt	(238,094)	919,827	nm
Proceeds from long-term debt	(36,258)	(302,775)	-88.0%
Addtion of treasury shares	(41,180)		nm
Paid-in subscribed capital	-	432	nm

Net cash provided by (used in) financing activities	(315,532)	617,484	nm

Net increase in cash and cash equivalents	(403,791)	(133,560)	202.3%
Cash and cash equivalents at beginning of the period	573,121	706,681	-18.9%
Cash and cash equivalents at end of the period	169,330	573,121	-70.5%

Supplemental disclosure of cash flow information
Interest paid	205,497	162,715	26.3%
Income taxes paid	57,338	105,291	-45.5%
Non cash investing activities
Accrued capitilized interest	33,955	18,721	81.4%
Shares issued as consideration for the acquisition of VRG	-	360,592	nm
Capital leases	817,677	557,359	46.7%

- 21 / 21 -

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.